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GAMCO Investors, Inc.

May 1, 2012

Mr. Michael E. Batten
Chairman and Chief Executive Officer
Twin Disc
1328 Racine Street
Racine, Wisconsin 53403

Dear Mike:

Thanks for your shareholder sensitivity. I realize that Twin Disc has not focused on certain aspects of its corporate governance for some time. On behalf of my clients, we believe that the enlargement of the threshold for the poison pill from 15% to 20% underscores your company's focus and sensitivity to shareholder values. I want to confirm that we will not be submitting a proposal for Twin Disc's upcoming proxy.

I look forward visiting.

Sincerely, T.B.

Mario

Mario J. Gabelli

MJG:bd